Exhibit 99.1

LightInTheBox Reports First Quarter 2018 Financial Results

Beijing, China, June 29, 2018 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced its unaudited financial results for the first quarter of 2018.

First Quarter 2018 Financial Results

Net revenues decreased 3.6% year-over-year to $70.1 million from $72.7 million in the same quarter of 2017. Net revenues from product sales were $66.0 million, compared with $64.8 million in the same quarter of 2017. Net revenues from service and others were $4.1 million, compared with $7.9 million in the same quarter of 2017. As a percentage of net revenues, service and others accounted for 5.8% during the first quarter of 2018.

Total orders of product sales were 1.3 million during the first quarter of 2018, compared with 1.6 million in the same quarter of 2017. Total number of product sales customers was 1.0 million, compared with 1.2 million in the same quarter of 2017.

Product sales in the apparel category were $19.9 million for the first quarter of 2018, compared with $21.2 million in the same quarter of 2017. As a percentage of product sales, apparel revenues accounted for 30.2%, compared with 32.8% in the same quarter of 2017. Product sales from other general merchandise were $46.1 million for the first quarter of 2018.

Product sales from Europe were $33.9 million for the first quarter of 2018, compared with $33.5 million in the same quarter of 2017, representing 51.4% of total product sales for the first quarter of 2018. Product sales from North America were $13.8 million, compared with $17.4 million in the same quarter of 2017, representing 20.9% of total product sales for the first quarter of 2018. Product sales from GCC were $2.6 million for the first quarter of 2018, compared with $0.3 million in the same quarter of 2017, representing 4.0% of total product sales for the first quarter of 2018, while product sales from other countries were $15.7 million, representing 23.7% of total product sales for the same quarter.

Total cost of revenues was $49.6 million in the first quarter of 2018, compared with $48.5 million in the same quarter of 2017. Cost for product sales was $45.9 million in the first quarter of 2018, compared with $41.0 million in the same quarter of 2017. Cost for service and others was $3.7 million in the first quarter of 2018, compared with $7.5 million in the same quarter of 2017.

Gross profit for the first quarter of 2018 was $20.5 million, compared with $24.2 million in the same quarter of 2017. Gross margin was 29.2% in the first quarter of 2018, compared with 33.3% in the same quarter of 2017.

Total operating expenses in the first quarter of 2018 were $28.6 million, compared with $26.8 million in the same quarter of 2017.

•             Fulfillment expenses in the first quarter of 2018 were $4.5 million, compared with $3.8 million in the same quarter of 2017. As a percentage of total net revenues, fulfillment expenses were 6.4%, compared to 5.2% in the same quarter of 2017 and 5.5% for the fourth quarter of 2017.

•             Selling and marketing expenses in the first quarter of 2018 were $16.1 million, compared with $15.2 million in the same quarter of 2017. As a percentage of total net revenues, selling and marketing expenses were 23.0%, compared to 20.9% in the same quarter of 2017 and 19.4% for the fourth quarter of 2017.

•             General and administrative (G&A) expenses in the first quarter of 2018 were $8.0 million, compared with $7.8 million in the same quarter of 2017. As a percentage of total net revenues, G&A expenses were 11.4%, compared with 10.8% in the same quarter of 2017 and 8.7% for the fourth quarter of 2017. G&A expenses in the first quarter of 2018 included $3.0 million in technology investments, compared with $2.5 million in the same quarter of 2017.

Loss from operations was $8.1 million in the first quarter of 2018, compared with a loss from operations of $2.6 million in the same quarter of 2017.

Net loss was $7.9 million in the first quarter of 2018, compared with a net loss of $2.4 million during the same quarter of 2017.

Net loss per American Depository Share (“ADS”) was $0.12 in the first quarter of 2018, compared with net loss per ADS of $0.03 in the same quarter of 2017. Each ADS represents two ordinary shares.

For the first quarter of 2018, the Company’s weighted average number of ADSs used in computing the loss per ADS was 67,100,429.

As of March 31, 2018, the Company had cash and cash equivalents and restricted cash of $54.6 million, compared with $70.0 million as of December 31, 2017.

Share Repurchase Program

On June 15, 2017, the Company announced the extension of its existing share repurchase program for an additional twelve month period from June 15, 2017 through June 14, 2018 to continue to repurchase up to the remaining balance of the $10 million of its American Depositary Shares (“ADSs”). As of March 31, 2018, the Company had repurchased a total of $6.8 million of its ADSs.

New Revenue Standard

On January 1, 2018, we adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”), utilizing the modified retrospective transition method to all contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods.

The application of ASC 606 had no material impact on the company’s consolidated financial statements as of and for the three month ended March 31, 2018.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 23 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollar in thousands)

	As of December 31,	As of March 31,
	2017	2018
ASSETS
Current Assets
Cash and cash equivalents	68,441	53,231
Restricted cash	1,573	1,381
Accounts receivable	3,433	3,408
Inventories, net	11,841	13,918
Prepaid expenses and other current assets	15,696	17,560
Total current assets	100,984	89,498
Property and equipment, net	920	1,096
Acquired intangible assets, net	210	209
Goodwill	690	690
Long-term rental deposit	671	684
Long-term investment	5,262	5,519
TOTAL ASSETS	108,737	97,696

LIABILITIES
Current Liabilities
Accounts payable	22,430	19,456
Advance from customers	10,110	11,425

Accrued expenses and other current liabilities	20,727	21,402
Total current liabilities	53,267	52,283
TOTAL LIABILITIES	53,267	52,283

EQUITY
Ordinary shares	11	11
Treasury shares, at cost	(23,907)	(26,840)
Additional paid-in capital	238,851	239,356
Accumulated deficit	(159,286)	(167,139)
Accumulated other comprehensive (loss) gain	(199)	25
TOTAL EQUITY	55,470	45,413
TOTAL LIABILITIES AND EQUITY	108,737	97,696

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	March 31,	March 31,
	2017	2018
Net revenues
Product sales	64,776	65,968
Services and others	7,925	4,086
Total net revenues	72,701	70,054
Cost of revenues
Product sales	(41,032)	(45,890)
Services and others	(7,458)	(3,678)
Total cost of revenues	(48,490)	(49,568)
Gross profit	24,211	20,486
Operating expenses
Fulfillment	(3,748)	(4,480)
Selling and marketing	(15,205)	(16,078)
General and administrative	(7,834)	(7,999)
Total operating expenses	(26,787)	(28,557)
Loss from operations	(2,576)	(8,071)
Exchange loss on offshore bank accounts	(12)	(57)
Interest income	145	218
Loss before income taxes	(2,443)	(7,910)
Income taxes expenses	(8)	(2)
Gain from equity method investments	56	59
Net loss	(2,395)	(7,853)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	137,761,078	134,200,859
—Diluted	137,761,078	134,200,859

Net loss per ordinary share
—Basic	(0.02)	(0.06)
—Diluted	(0.02)	(0.06)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.03)	(0.12)
—Diluted	(0.03)	(0.12)

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollar in thousands)

	Three-month Period Ended
	March 31,	March 31,
	2017	2018
Net loss	(2,395)	(7,853)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	231	152
Share-based compensation	498	505
Inventory write-down	338	397
Exchange loss on offshore bank accounts	12	57
Gain from equity method investments	(56)	(59)
Changes in operating assets and liabilities
Accounts receivable	242	53
Inventories	658	(2,456)
Prepaid expenses and other current assets	(1,765)	(1,844)
Accounts payable	(4,938)	(2,987)
Advance from customers	3,260	1,312
Accrued expense and other current liabilities	(1,733)	376
Long-term rental deposit	(11)	—
Net cash used in operating activities	(5,659)	(12,347)
Cash flow from investing activity
Purchase of property and equipment	(111)	(295)
Net cash used in investing activity	(111)	(295)
Cash flow from financing activity
Repurchase of ordinary shares	(236)	(2,934)
Net cash used in financing activity	(236)	(2,934)
Effect of exchange rate changes on cash and cash equivalents	17	174
Cash, cash equivalents and restricted cash beginning of period	91,076	70,014
Cash, cash equivalents and restricted cash end of period	85,087	54,612

Supplemental Cash Flow Data
Reconciliation of cash and cash equivalents to consolidated statements of cash flows:
Cash and cash equivalents as presented in consolidated balance sheets	83,797	53,231
Restricted cash and restricted cash equivalents as presented in consolidated balance sheets	1,290	1,381
Cash, cash equivalents and restricted cash as presented in consolidated statements of cash flows	85,087	54,612